Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934
                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267


The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") made a joint security analyst presentation on November 2, 2001.

Mead and Westvaco distributed to those attending the analyst presentation a mixed bag of various Mead and Westvaco products, including the following Mead products: a Cambridge Portfolio, a compact disc/video disc holder, an AT-A-GLANCE calendar, a "Harry Potter" paperboard folder and a notebook. Accompanying those Mead products was a card with the following text:

Consumer and Office Products

Mead is a leading manufacturer and distributor of school and office supplies to the commercial office products and consumer markets. The division operates manufacturing plants and distribution centers across North America. It produces more than 4,000 different items including, loose-leaf and wire-bound notebooks, folders, pads, portfolios, decorative wall and desk calendars, back-to-school and office supplies, stationery products, media storage accessories, time management and personal organizers. The division has strongly recognized product brands including:
Five Star(R), First Gear(R), Trapper Keeper(R), Cambridge(R), Laserline(R), AT-A-GLANCE(R), Time Line(R), Expressive Images(R), Day Minder(R), YEAR-IN-A-BOX(R) and Ready Reference(R), among many others. [Mead logo.]


Analysts attending the presentation were also given a copy of the November 2001 edition of O, The Oprah Magazine. Affixed to the cover of each of the magazines distributed to analysts was a sticker with the following text:

COATED PAPER SYNERGIES

Mead and Westvaco are both known as leading producers of coated papers serving the high-end segment of the printing and publishing markets. Our fine papers are used in the production of brochures, catalogues, advertising materials, annual reports and premium magazines. O, The Oprah Magazine, uses Mead's Dependoweb(R) brand for the text paper and Westvaco's Sterling(R) Ultra brand for the cover stock. The superb graphic reproduction of these papers make this one of the most appealing magazines on the newsstand.
[MeadWestvaco logo.]



Analysts attending the presentation were also given a digital video disc ("DVD") of the film Star Wars I: The Phantom Menace. Affixed to each of the DVDs distributed to analysts was a sticker with the following text:

EXPANDING OUR GLOBAL MEDIA PACKAGING

The acquisitions of Poly-Matrix in the U.S. and U.K.-based DuBOIS Holdings Ltd. have made Westvaco the leading global supplier of packaging for the rapidly expanding interactive computer game and DVD-movie segments. The Amaray(R) DVD pack, widely regarded as the preferred standard for DVD packaging, is produced from injection-molded plastic. Access to this technology significantly enhances Westvaco's consumer packaging capabilities. [Westvaco logo.]



Analysts attending the presentation were also given a paper cup from Starbucks Coffee and two $3 coupons redeemable at a Starbucks Coffee establishment. Affixed to each of the cups distributed to analysts was a sticker with the following text:

TECHNICAL KNOW-HOW

Westvaco is recognized for its research and development capabilities and finding solutions that match customer needs. In addition to meeting traditional packaging needs, our paperboards are also produced with special coatings that allow for direct food contact, provide moisture resistancy and can be used in the freezer, microwave or conventional ovens. Our cup stock is used in the manufacture of both hot and cold drink cups for many multinational companies. [Westvaco logo.]



Analysts attending the presentation were also given a package of four "H2O +" shower and bath gels. Affixed to each of the packages distributed to analysts was a sticker with the following text:

SPECIALTY PACKAGING

Our specialty markets encompass packaging for cosmetics, upscale consumer goods, personal care items and promotional uses. We are uniquely positioned to serve these markets with a broad array of packaging options, including Klearfold(R) rigid plastic folding cartons. In this package, we have combined see-through utility with superb graphics and a design that encourages customers to experience the produt's "relaxing and soothing appeal." [Westvaco logo.]


                           Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco stockholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.